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                                                                    Exhibit 12.1


                            TRITON PCS HOLDINGS, INC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

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                                                                                                                Nine Months Ending
                                                                            Years Ended December 31,               September 30,
                                                                    1997       1998        1999       2000        2000       2001
                                                                    ----       ----        ----       ----        ----       ----
Computation of Earnings:
Net loss from operations                                           (3,961)   (32,740)   (149,360)  (176,906)   (125,448)  (130,424)
Adjustments to earnings:
Fixed charges (as computed below)                                   1,244     35,875      59,697     76,592      54,676    103,033
Interest capitalized                                                    -     (3,405)    (12,300)    (9,543)     (7,858)    (4,941)
Amortization of capitalized interest                                    -          -           -      2,001       1,094      2,089
                                                                 ------------------------------------------------------------------
Earnings as adjusted                                               (2,717)      (270)   (101,963)  (107,856)    (77,536)   (30,243)
                                                                 ==================================================================

Computation of Fixed Charges and Preferred Stock Dividends
Interest expense                                                    1,228     30,391      41,102     55,903      38,863     85,310
Capitalized interest                                                    -      3,405      12,300      9,543       7,858      4,941
Portion of rental expense which is representative of interest          16      1,107       5,157      9,584       7,007     11,282
Amortization of deferred financing costs                                -        972       1,138      1,562         948      1,500
                                                                 ------------------------------------------------------------------
Total Fixed Charges                                                 1,244     35,875      59,697     76,592      54,676    103,033

Preferred Stock Dividends                                               -      6,853       8,725      9,865       7,306      8,071

                                                                 ------------------------------------------------------------------
Combined fixed charges and preferred stock dividends                1,244     42,728      68,422     86,457      61,982    111,104
                                                                 ==================================================================

Deficiency of earnings to cover combined fixed charges           ------------------------------------------------------------------
   and preferred dividends                                         (3,961)   (42,998)   (170,385)  (194,313)   (139,518)  (141,347)
                                                                 ==================================================================
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